Lean Business Plan



305 N Walnut St.
Yellow Springs, Ohio

1. **Summary:** Our goal is to make High-Quality Hand-Crafted Spirits & Wines, bringing our talents and **Heritage** to the masses.

2. **Overview:** The difference is clear. Once you taste Tuck-N-Red's spirits, they'll speak for themselves. Telling a tale of the craft and time-honored traditions that goes into each bottle. A complete copper still, the likes of which only the finest distillers demand, and a familiarity with **Traditions** to make the best moonshiners proud, rings out in the quality of our offerings.

3. We have secured a 13-year lease for a 3900 sq. ft space in the Historic Millworks Center of Yellow Springs. We have almost finished the build out and county permitting processes. Currently our licensing attorney, Mathew Cull of Kephart and Fisher, is wrapping up our state requirements for a distillation plant and has already begun the Federal TBB application processes. We look to be serving patrons by the holidays! the YS Brewery next door we look forward to developing a one stop Craft Beverage Destination!

4. **Products: Shine**: 120 proof Corn Liquor, 150 proof High Octane, 80 proof Flavored Shine; Green Apple, Blue Razzberry, Peach Cobbler, Lemon-Drop, American Apple Pie

   Spirits: 90 proof Honey Shine Barrel Aged, 85 proof Multi-Grain Whiskey Barrel Aged,

@TuckNReds
www.tuckNreds.co
m

Lean Business Plan



305 N Walnut St.
Yellow Springs, Ohio

90 proof Bootstrap Rum Barrel Aged, 90 proof Sweet Potato Vodka, 90 proof White Rum

Mountain Wine: 14-19% A.B.V Blueberry, Blackberry, Strawberry, Dandelion/Rose Petal

5. **Marketing:** Yellow Springs is an organic traffic hot spot with our location being nestled beside the brewery for a nice craft atmosphere. We will also be offering an Online Wine Club, as well as Social media advertising and Event hosting to bring in the traffic.

You can visit Us On Facebook @TuckNReds or www.tucknreds.com

6. **Operations:** 110-gallon Tennessee Pot Copper Still capable of producing 35 gallons of high proof liquor per run. (5) 14-gallon wine conical backed by (5) 14-gallon wine vats, Producing an average of 21 gallons of wine a week. In house distribution, Via our Tasting Bar, for retail of off-site consumption. Backed by the Wine Club and Online Retail Store with Merchandise and Tuck-N-Red's Swag. The benefit of having "A little something for everyone" Thrive on.

7. **Management:** C.E.O. Charlie Harrell, Co-Founder Tucker Thompson and Partner John Mick Together we have over 20 years of experience making tasty libations, 10 years in running a successful Non-Profit Organization, and an undeniable WILL to succeed.

@TuckNReds
www.tuckNreds.co
m

Lean Business Plan



305 N Walnut St.
Yellow Springs, Ohio

8. **Summary Financials:** Included in this portfolio is projected cash flow, income statements, balance sheet, use of proceeds reports.

9. **Investor Request:** We are looking for funding to finish our build-out and start production immediately upon completion, at a substantial pace. We are asking for 100k with a 50% draw immediately, and the rest in potential funds. Serviced monthly and a ROI of 15% with a 12-18 month term.

@TuckNReds
www.tuckNreds.co
m